

03050495

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Keika Express Co., Ltd.

*CURRENT ADDRESS 12-32, Kakiuchi-cho, Kadoma-shi
Osaka (Japan)

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

FILE NO. 82- 34718 FISCAL YEAR 3/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 5-1-03

82-34718

TAB 2

SUMMARY TRANSLATIONS

Set out below are the summary English translations of the documents referred to in ANNEX B items 10 to 20.

AR/S
3-31-01

#10 AND #11

BRIEF STATEMENT

OF

ANNUAL FINANCIAL RESULTS

May 17, 2001

Brief Statement of Annual Financial Results for the Fiscal Year ended March 2001 (Consolidated)

Name of the Listed Company: Keika Express Co., Ltd.
Securities Exchange where Listed: Osaka Securities Exchange, Co., Ltd.
Security Code Number: 9374
Location of Head Office: Osaka-pref.
For Inquiries: Yuzuru Yanaka, Operating Officer and Accounting Manager
Telephone: +81-06-6907-5770 (Pilot Number)
Date of the Meeting of the Board of Directors approving the Closing Account: May 17, 2001
US GAAP: Not applicable

1. Earnings of Fiscal Year ended March 2001

(1) Operating Result

	Net Sales	(Compared with the Previous Fiscal Year)	Operating Profit	(Compared with the Previous Fiscal Year)	Recurring Profit	(Compared with the Previous Fiscal Year)
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Fiscal Year ended March 2001	25,809	(9.5)	1,148	(Δ11.6)	1,256	(Δ7.2)
Fiscal Year ended March 2000	23,569	(10.8)	1,299	(Δ9.7)	1,353	(Δ15.1)

	Net Earnings (Compared with the Previous Fiscal year)	Net Earnings per Share	Net Earnings ~ per Share after adjustment of potential shares	Net Earnings Ratio of Share Capital	Recurring Profit Ratio of Gross Capital	Recurring Profit Ratio of Net Sales
	Millions of yen (%)	Yen	Yen	%	%	%
Fiscal Year ended March 2001	680 (Δ 0.0)	96.78	—	16.3	11.2	4.9
Fiscal Year ended March 2000	680 (Δ 34.3)	103.47	—	25.1	14.4	5.7

(Footnotes: translation omitted)

(2) Financial Condition

	Net Assets	Share Capital	Ratio of Share Capital	Share Capital per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended March 2001	11,718	5,130	43.8	676.87
Fiscal Year ended March 2000	10,779	3,196	29.6	485.81

(Footnotes: translation omitted)

(3) Condition of Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Closing Balance of Cash and Cash Equivalent
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Fiscal Year ended March 2001	488	Δ551	Δ230	2,153
Fiscal Year ended March 2000	Δ1,609	Δ 11	1,803	2,445

(4) Matters concerning the Range of Consolidation and Equity Method

Consolidated Subsidiaries: 1

Non-consolidated Subsidiaries on Equity Method: 0

Non-consolidated Subsidiaries Not on Equity Method: 0

(5) Changes in the Range of Consolidation and Equity Method

①New Consolidated Subsidiaries: 0

Excluded Consolidated Subsidiaries: 0

New Non-consolidated Subsidiaries on Equity Method: 0

Excluded Non-consolidated Subsidiaries on Equity Method: 0

②Change in GAAP Not applicable

2. Earnings Forecast of Fiscal Year March 2002

	Net Sales	Recurring Profit	Net Earnings
	Millions of Yen	Millions of Yen	Millions of Yen
Interim Fiscal Year	15,548	546	316
Whole Fiscal Year	33,542	1,734	1,005

Reference: Estimated Current Net Earnings per Share (Consolidated) 132.64 Yen

Estimated Current Net Earnings per Share (Non-consolidated) 110.08 Yen

(Footnotes: translation omitted)

Reference: Non-consolidated Earnings of Fiscal Year Mach 2001

Net Sales (Compared with the Previous Fiscal Year)		Operating Profit (Compared with the Previous Fiscal Year)		Recurring Profit (Compared with the Previous Fiscal Year)	
Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
25,486	(9.5)	1,159	(Δ12.8)	1,222	(Δ11.5)

Current Net Earnings	(Compared with the Previous Fiscal year)	Net Earnings per Share	Net Earnings ~ per Share after adjustment of potential shares	Net Assets	Share Capital
Millions of Yen	%	Yen	Yen	Millions of Yen	Millions of Yen
668	(Δ5.7)	95.07	—	9,538	5,291

(Attachment)

① Corporate Group

The Keika Express Group (Keika Express Co., Ltd. and its associated companies) consists of Keika Express Co., Ltd. and its two subsidiaries, MC Convenience Co., Ltd. and Luck PLC MC Convenience Co., Ltd. is a consolidated subsidiary, while Luck PLC, is a non-consolidated subsidiary.

MC Convenience Co., Ltd. was created through the merger of KSE West-Japan Co., Ltd. and KSE East-Japan Co., Ltd.. The surviving company, KSE East-Japan Co., Ltd., subsequently changed its trading name.

Business Activities

Transportation Section (consigned freight transportation business)

Activities in this segment include transportation services relating to the collection and delivery of freight on behalf of customers, warehouse operations and delivery services, as well as various incidental services associated with transportation, such as installation, assembly, wiring, inspection and display of goods at delivery sites. Customers appreciate the ability of the Keika Group to provide services in areas that are generally difficult for major transportation firms, such as non-standard freight, high-frequency, small-lot freight, same-day freight, and transportation of fresh foodstuffs, as well as incidental services.

Freight transportation contracting services are provided mainly under long-term agreements with customers (shippers). The Keika Express Group helps shippers to outsource their physical distribution and related operations. Services contracted to Keika Express by shippers are actually performed by owner-operators who have signed basic outsourcing agreements with Keika Express. Short-term casual employees and other workers who have not entered into basic outsourcing agreements are used for some incidental services.

Other revenues from transportation operations include contributions to the cost of freight accident countermeasures, which are levied as a provision against accidents, and contributions to business development costs, which are levied to cover the cost of developing shippers for owner-operators. These charges are levied from owner-operators. Business development commissions have been levied since May 1999 (the year ended March 2000).

Sales Section (owner-operator development business)

The sales section consists of business activities relating to the development of the owner-operators needed to perform freight transportation contracts. Revenues from this segment include sales of light freight vehicles and accessories based on Keika Express specifications, credit guarantee commissions, and commissions from affiliated businesses, such as vehicle loan arrangement commissions and commissions received from finance companies for administrative services provided by Keika Express.

Keika Express maximizes earnings from its vehicle sales business in two ways. First, it reduces costs through bulk purchasing of vehicles, parts and other requirements. Second, it adds value to its vehicles by increasing load capacity and loading efficiency compared with vehicles available on the general market.

The consolidated subsidiary responsible for this segment is MC Convenience Co., Ltd. As of April 2000, MC Convenience ceased entering into new contracts for the arrangement of installment purchase plans for light freight vehicles. In September 2000 it introduced a new packed lunch delivery service on a trial basis in order to develop new revenue flows. Customers in parts of the Tokyo Metropolitan Area could order packed lunches via telephone, facsimile, the Internet or mobile telephones. The lunches were delivered by Keika Express owner-operators. Unfortunately results failed to match initial expectations, and so MC Convenience partially resumed its installment purchase plan arrangement business in order to generate income. Its policy is to operate the business on a level that will not impact on consolidated cash flows and interest-bearing debt, and it will not aggressively expand the business. At the same time, MC Convenience will continue to develop new income sources.

The activities of Luck PLC include the sale of used light freight vehicles and accessories to Keika Express.

Segment	Item	Contents	Company Name
Transportation Section (Consigned Freight Transportation Business)	Income from transportation business	Outsources logistic operations	Keika Express Co., Ltd. MC Convenience Co., Ltd. (Consolidated subsidiary)
	Other income	Incidental income to the above	
Sales Section (Owner Operator Development Business)	Income from sales of products	Sales of light motor trucks and their accessories to owner operators	Keika Express Co., Ltd. MC Convenience Co., Ltd. (Consolidated subsidiary) Luck PLC (Non-consolidated subsidiary)
	Other income from sales	Incidental income to the above	

[System diagram - translation omitted]

2. Management Policy

(1) Basic management policy

Keika Express Co., Ltd. describes itself as "a trucking firm without trucks." It accepts contracts from shippers and provides low-cost, small-lot transportation services and incidental services. These services are actually outsourced from owner-operators developed by Keika Express. This approach is known as "double-outsourcing."

The efforts of businesses to reduce costs are reflected in growing demand for physical distribution outsourcing. Consumer demand for home delivery services is also expanding. The basic management policy of Keika Express is to achieve shared prosperity with customers and owner-operators, and to earn the trust of shareholders through its role as a physical distribution partner capable of providing its customers with optimized physical distribution infrastructure, including support and consultation.

In recent years Japan has experienced the IT revolution, including dramatic advances in information technology, and the resulting rapid spread of the Internet and mobile communications. There have also been changes in Japan's employment structure, as well as a prolonged recession driven by a deflationary trend. The resulting restructuring in the business sector has had a major impact on both business activities and livelihoods.

These changes have also started to affect the physical distribution sector. Businesses are turning to strategic outsourcing so that they can focus their energies on their own core competencies, and most companies see the establishment of efficient physical distribution system as a key priority. Keika Express will continue to offer physical distribution support and consultation in various formats to meet the growing demand for business outsourcing. Its mission is to work in partnership with its customers to build new physical distribution service infrastructure that reflect current needs, and to provide consistently innovative physical distribution services.

(2) Basic policy on profit appropriation

Reliable profit distribution to shareholders is one the most important management priorities for Keika Express. Dividends will continue to be decided on the basis of business results in each accounting period, taking into account the need to retain income for future business development.

(3) Challenges

Since fiscal 2001, Keika Express has been implementing a three year medium-range management plan designed to maximize the corporate value of its group. The plan calls for speedy management decision-making, and the development of comprehensive transportation services through M&A. The key points of the plan are as follows.

1. Keika Express will enhance the added value of its services by providing shippers with more comprehensive contracting services for non-standard freight through the enhancement its outsourcing proposal capabilities for transportation-related incidental services. Its policy is to become an integrated contracting business. It will implement that policy through the active use of M&A and alliances.

2. The policy of Keika Express is to strengthen its screening and systems at the development stage so that it can develop large numbers of owner-operators who can achieve high standards of customer satisfaction and handle high-added-value contracts on long-term basis. Keika Express is committed to continuing efforts to maintain a good environment by winning freight transportation contracts with high unit prices, so that it can improve both sales and the quality of transportation services.

3. Keika Express is determined to enhance its shareholder value, including the improvement of ROE, through efforts in these areas. It is also committed to the return of profits to shareholders through dividend increases and stock splits, etc.

3. Business Performance

Overview of Current Term

There were signs of improvement in business incomes and capital investment in some sectors during the year under review, but the Japanese economy remained sluggish, and perceptions of economic performance were polarized. The employment and income environment continued to stagnate, and consumer spending lack buoyancy. Overall, conditions were difficult.

In the transportation sector, the trucking industry remained uncertain about the direction of economic trends. The buoyant performance of IT-related industries contrasted with the lack of a recovery in the construction and basic materials industries, which are major users of trucks, or in consumer spending. Monthly truck tonnages remained above the levels for the same month a year earlier. However, by the second half of the year many companies had adopted a cautious stance about the future outlook in response to economic deceleration in the United States and the world, rising crude oil prices and other factors. Business conditions in the trucking sector also began to mark time. Despite this, the number of home delivery items each month continued to increase steadily relative to the same months a year earlier.

In this environment, the Keika Express Group focused not only on freight contracting for IT-related industries, but also on aggressive proposal marketing based on outsourcing and the use of light freight vehicles. It took this stance in response to growing business sector demand for outsourcing as a way of reducing costs, as well as increasing demand for consumer home delivery services, and the need for cheaper ways to transport non-standard freight. This combination of approaches allowed Keika Express to attract large volumes of contract business. It also expanded the scope of contracting for incidental services relating to transportation.

In addition to its proposal marketing of outsourcing as a way of reducing the cost of conventional physical distribution, Keika Express also actively developed business activities that reflect current needs. It also strengthened its ability to attract new shippers through the expansion of its sales force. As a result of these efforts, transportation segment sales increased by a healthy 24.2% over the previous year's level to ¥17,577 million.

In the area of merchandise sales and owner-operator development, the lack of improvement in the Japanese employment environment was reflected in a steady increase in the number of applicants for development as independent operators. However, the first priority for Keika Express is transportation quality, and it therefore tightened its screening criteria to ensure the suitability of applicants and the recruitment of high-quality owner-operators. As a result of this stance, merchandise sales fell by 12.6% to ¥8,232 million.

Total sales for the current term were 9.5% above the previous year's level at ¥25,809 million. However, increases in labor costs and provision for doubtful accounts caused ordinary profit to decline by 7.2% to ¥1,256 million. Net profit declined by 0.0% to ¥680 million.

Significant Subsequent Events

Keika Express has traditionally made light vehicle transportation the main focus of its business development efforts. However, it is also eager to provide shippers with a comprehensive range of services, including not only small-lot non-standard freight services, which are its core competency, but also medium and large freight handling services. For this reason, the Board of Directors resolved at its meeting on March 30, 2001 to accept a third-party allocation of 240,000 shares in Footwork Delivery Service Corporation for an investment of ¥240 million. Through this transaction, Keika Express has increased its shareholding to 75%. As of the pay-in date (April 16, 2001), Footwork Delivery Service Corporation became a subsidiary of Keika Express. On May 1, 2001, its trading name was changed to Keika Express CS Corporation. It will become a consolidated subsidiary of Keika Express Co., Ltd. in the year to March 2002.

CONSOLIDATED BALANCE SHEET

(Unit: Millions of Yen)

Item	This Fiscal Year (March 31, 2001)	Previous Fiscal Year (March 31, 2000)	Compared with the Previous Fiscal Year
ASSETS			
I. Current Assets	7,785	7,840	▵ 54
1. Cash on hand and in bank	2,700	2,884	▵ 184
2. Notes receivable and accounts receivable	2,436	2,300	136
3. Installment account receivable	1,711	2,101	▵ 389
4. Inventories	40	30	10
5. Deferred tax assets	132	104	28
6. Others	821	474	346
7. Allowance for doubtful receivable	▵ 57	▵ 55	▵ 1
II. Fixed Assets	3,933	2,939	993
1. Tangible Fixed Assets	886	888	▵ 2
(1) Buildings and strucures	270	282	▵ 11
(2) Delivery Equipment	128	116	12
(3) Land	416	416	–
(4) Others	71	74	▵ 2
2. Intangible Fixed Assets	99	82	16
3. Investments and other assets	2,947	1,968	979
(1) Long-term accounts receivable	1,694	566	1,127
(2) Claims in bankruptcy	541	666	▵ 124
(3) Deferred tax assets	649	435	214
(4) Deposits	754	638	116
(5) Others	273	157	115
(6) Allowance for doubtful receivable	▵ 966	▵ 496	▵ 470
Total of Assets	11,718	10,779	938

Item	This Fiscal Year (March 31, 2001)	Previous Fiscal Year (March 31, 2000)	Compared with the Previous Fiscal Year
LIABILITIES			
I. Current Liabilities	4,944	5,565	▵ 621
1. Accounts payable	223	229	▵ 6
2. Short-term loans payable	883	1,730	▵ 846
3. Long-term loans payable (maturity less than one year)	706	836	▵ 130
4. Accounts payable to business consignors	1,415	1,189	226
5. Corporate tax, etc. payable	402	259	142
6. Reserves for remuneration	94	89	4
7. Deferred interest for installment	567	726	▵ 159
8. Others	650	503	147
II. Fixed Liabilities	1,643	2,017	▵ 374
1. Long-term loans payable	1,279	1,810	▵ 531
2. Reserves for retirement grants	22	–	22
3. Reserves for retirement grants for retiring Directors and Corporate Auditors	230	207	23
4. Others	111	–	111
Total of Liabilities	6,587	7,583	▵ 995
MINORITY INTEREST			
Minority interest	–	–	–
EQUITY			
I. Paid-in capital	1,182	544	638
II. Additional paid-in capital	1,108	336	772
III. Surplus from consolidation	2,846	2,316	530
IV. Difference resulting from evaluation of securities, etc.	▵ 6	–	▵ 6
Total of Equity	5,130	3,196	1,934
Total of Liabilities, Minority Interest, and Equity	11,718	10,779	938

CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: Millions of Yen)

Item	This Fiscal Year (From April 1, 2000 To March 31, 2001)	Percentage	Previous Fiscal Year (From April 1, 1999 To March 31, 2000)	Percentage	Compared with the Previous Fiscal Year
I. Net Sales	25,809	100.0	23,569	100.0	2,240
II. Sales Cost	15,616	60.5	13,453	57.1	2,163
Gross Profit on Sales	10,192	39.5	10,116	42.9	76
III. Selling Expenses and Administrative Expenses	9,044	35.0	8,816	37.4	227
Operation Profit	1,148	4.5	1,299	5.5	△ 151
IV. Non-Operating Income	191	0.7	170	0.7	20
1. Commission Earned	91		80		10
2. Compensation for Damage	48		72		△ 24
3. Others	51		16		34
V. Non-Operating Expenses	83	0.3	116	0.5	△ 33
1. Interest Payable	31		35		△ 4
2. Cancel charge payable	–		21		△ 21
3. Preparation Expenses for Initial Public Offering	13		28		△ 14
4. Loss from sale of securities	–		15		△ 15
5. Others	38		16		21
Recurring Profit	1,256	4.9	1,353	5.7	△ 96
VI. Special Profit	0	0.0	–	–	0
1. Gain on sale of fixed assets	0		–		0
VII. Special Loss	30	0.1	6	0.0	23
1. Loss from sale of fixed assets	0		0		0
2. Loss on retirement of fixed assets	9		6		2
3. Cost for introduction of accounting standard for retirement benefits	20		–		20
Net Earnings before tax, etc.	1,227	4.8	1,347	5.7	△ 119
Corporate tax, Resident tax and Enterprise tax	785	3.0	781	3.3	3
Adjustment for Corporation Tax, etc.	△ 237	0.8	△ 115	△ 0.5	△ 122
Net Earnings	680	2.6	680	2.9	△ 0

STATEMENT OF CONSOLIDATED SURPLUS

(Unit: Millions of Yen)

Item	This Fiscal Year (From April 1, 2000 To March 31, 2001)	Previous Fiscal Year (From April 1, 1999 To March 31, 2000)
Initial Balance of Consolidated Surplus	2,316	1,774
Initial Balance of Consolidated Surplus	2,316	1,350
Costs for adjustment of Tax effect of previous fiscal year	–	424
Decrease in Consolidated Surplus	150	139
Dividends	131	120
Bonus paid to Directors	18	18
Net earnings	680	680
Closing Balance of Consolidated Surplus	2,846	2,316

STATEMENT OF CONSOLIDATED CASH FLOW

(Unit: Millions of Yen)

Item	This Fiscal Year [From April 1, 2000 To March 31, 2001]	Previous Fiscal Year [From April 1, 1999 To March 31, 2000]
I. Cash Flow from Operating Activities		
Net Earnings before tax, etc.	1,227	1,347
Depreciation expenses	126	138
Increase in reserves for credit losses	472	323
Increase in reserves for bonus payment	4	12
Increase in employees retirement benefit	22	–
Increase in reserves for retirement grants for retiring Directors and Corporate Auditors	23	23
Interest earned and dividend earned	△ 2	△ 3
Interest payment	31	35
Increase in account receivable	△ 1,328	△ 1,269
Increase or decrease in installment credit	364	△ 901
Increase or decrease in inventory asssets	△ 28	2
Increase in purchase amount payable	219	240
Increase or decrease in unpaid consumption tax, etc.	17	△ 177
Increase or decrease in other assets or debt	14	20
Others	△ 10	3
Sub-total	1,154	△ 203
Amount receivable for interest rate and dividend	2	3
Amount paid for interest rate	△ 26	△ 39
Amount paid for corporate tax, etc.	△ 642	△ 1,369
Cash Flow from Operating Actlities	488	△ 1,609
II. Cash Flow from Investing Activities		
Expenditure for fixed-term deposits	△ 408	△ 408
Receipts from fixed-term deposits	300	405
Receipts from sale of securities	–	84
Expenditure for acquisition of shares of investment securities	△ 121	–
Expenditure for acquisition of tangible property	△ 113	△ 101
Receipts from sale of tangible property	11	0
Others	△ 219	8
Cash Flow from Investing Activities	△ 551	△ 11
III. Cash Flow from Financing Activities		
Net balance of short-term borrowing	△ 846	806
Receipts from long-term debt	150	1,725
Expenditure for payment of long-term borrowing	△ 811	△ 606
Paid amount for dividends	△ 131	△ 120
Receipts from issuing stocks	1,410	–
Cash Flow from Financing Activities	△ 230	1,803
IV. Commutation balance of cash and cash equivalent	–	–
V. Increase and decrease in cash and cash equivalent	△ 292	182
VI. Initial balance of cash and cash equivalent	2,445	2,263
VII. Closing balance of cash and cash equivalent	2,153	2,445

(Footnotes) [translation omitted: no segment information is disclosed herein]

5. Sales Condition

(Unit: Millions of Yen)

Segment	This Interim Consolidated (From April 1, 2000 To March 31, 2001)		Previous Interim (From April 1, 1999 To March 31, 2000)		Compared with the Previous Fiscal Year	
	Amount of sales	Ratio	Amount of Sales	Ratio	Increased Amount	Ratio
Transportation business (Freight consignment)	17,577	68.1	14,155	60.1	3,422	24.2
Development business (Business consigners, etc.)	8,232	31.9	9,414	39.9	△ 1,182	△ 12.6
Total	25,809	100.0	23,569	100.0	2,240	9.5

May 17, 2001

Brief Statement of Annual Financial Results for the Fiscal Year ended March 2001 (Non-consolidated)

Name of the Listed Company: **Keika Express Co., Ltd.**

Securities Exchange where Listed: **Osaka Securities Exchange, Co., Ltd.**

Security Code Number: **9374**

Location of Head Office: **Osaka-pref.**

For Inquiries: **Yuzuru Yanaka, Operating Officer and Accounting Manager**

Telephone: +81-06-6907-5770 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:

May 17, 2001

Interim Dividends: **Applicable**

1. Earnings of Fiscal Year ended March 2001

(1) Operating Result

	Net Sales	(Compared with the Previous Fiscal Year)	Operating Profit	(Compared with the Previous Fiscal Year)	Recurring Profit	(Compared with the Previous Fiscal Year)
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Fiscal Year ended March 2001	25,486	(9.5)	1,159	(△12.8)	1,222	(△11.5)
Fiscal Year ended March 2000	23,275	(9.3)	1,330	(△21.8)	1,381	(△26.8)

	Net Earnings (Compared with the Previous Fiscal Year)	Net Earnings per Share	Net Earnings ~ per Share after adjustment of potential shares	Net Earnings Ratio of Share Capital	Recurring Profit Ratio of Gross Capital	Recurring Profit Ratio of Net Sales
	Millions of yen (%)	Yen	Yen	%	%	%
Fiscal Year ended March 2001	668 (△ 5.7)	95.07	—	15.4	13.6	4.8
Fiscal Year ended March 2000	709 (△ 18.7)	107.76	—	23.8	17.7	5.9

(Footnotes: translation omitted)

(2) Condition of Dividends

	Annual Dividends per Share			Aggregate Amount of Dividends per annum	Dividends payment	Ratio of Dividends to Shareholders' Equity]
		Interim	Year-end			
	Yen	Yen	Yen	Millions of Yen	%	%
Fiscal Year ended March 2001	25.00	10.00	15.00	179	26.9	3.4
Fiscal Year ended March 2000	20.00	10.00	10.00	131	18.6	3.9

(Footnotes: translation omitted)

(3) Financial Condition

	Net Assets	Share Capital	Ratio of Share Capital	Share Capital per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended March 2001	9,538	5,291	55.5	698.12
Fiscal Year ended March 2000	8,417	3,369	40.0	512.12

(Footnotes: translation omitted)

2. Earnings Forecast of Fiscal Year ended March 2002

	Net Sales	Recurring Profit	Net Earnings	Annual Dividends per Share		
				Interim	Year-end	
	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen	Yen
Interim Fiscal Year	13,223	541	287	12.50	—	—
Whole Fiscal Year	28,519	1,574	834	—	12.50	25.00

Reference: Estimated Current Net Earnings per Share 110.08 Yen

Balance Sheet

(Unit: Millions of Yen)

ASSETS			
Item	This Fiscal Year (March 31, 2001)	Previous Fiscal Year (March 31, 2000)	Compared with the Previous Fiscal Year
I. Current Assets	5,981	5,715	265
1. Cash on hand and in bank	2,472	2,723	△ 250
2. Notes receivable	3	2	0
3. Accounts receivable	2,620	2,348	272
4. Products	39	29	10
5. Inventories	0	1	△ 0
6. Prepaid expenses	76	53	23
7. Deferred tax assets	50	26	23
8. Short-term loans	200	75	125
9. Other accounts receivable	522	450	71
10. Others	40	22	17
11. Allowance for doubtful receivable	△ 45	△ 17	△ 27
II. Fixed Assets	3,557	2,702	854
1. Tangible Fixed Assets	885	887	△ 1
(1) Buildings	266	278	△ 11
(2) Structures	3	4	△ 0
(3) Automotive equipment	128	115	13
(4) Tools and instruments	70	73	△ 3
(5) Land	416	416	–
2. Intangible Fixed Assets	89	80	8
(1) Software	8	2	5
(2) Telephone subscription rights	81	77	3
3. Investments and other assets	2,581	1,734	847
(1) Investment securities	110	–	110
(2) Shares issued by associated companies	37	37	–
(3) Share accounts	0	0	–
(4) Long-term loans to associated companies	–	103	△ 103
(5) Long-term accounts receivable	1,577	469	1,107
(6) Claims in bankruptcy	372	552	△ 179
(7) Long-term prepaid expenses	9	19	△ 9
(8) Deferred tax assets	414	223	191
(9) Deposit	744	627	116
(10) Insurance reserve funds	116	97	19
(11) Others	20	20	–
(12) Allowance for doubtful receivable	△ 821	△ 416	△ 405
Total of Assets	9,538	8,417	1,120

LIABILITIES			
Item	This Fiscal Year (March 31, 2001)	Previous Fiscal Year (March 31, 2000)	Compared with the Previous Fiscal Year
I. Current Liabilities	3,768	4,407	△ 638
1. Accounts payable	222	229	△ 7
2. Short-term loans payable	755	1,580	△ 824
3. Long-term loans payable (maturity less than one year)	217	394	△ 177
4. Accounts payable to business consignors	1,415	1,189	226
5. Other accounts payable	377	518	△ 141
6. Corporation tax, etc. payable	390	200	190
7. Consumption tax, etc. payable	68	49	18
8. Accrued expenses payable	139	104	34
9. Advance received	2	4	△ 1
10. Deposits received	86	45	40
11. Reserves for remuneration	91	88	3
12. Others	1	1	0
II. Fixed Liabilities	477	640	△ 163
1. Long-term loans payable	225	433	△ 208
2. Reserves for retirement grants	22	–	22
3. Reserves for retirement grants for retiring Directors and Corporate Auditors	230	206	23
Total of Liabilities	4,246	5,048	△ 801
EQUITY			
I. Paid-in capital	1,182	544	638
II. Additional paid-in capital	1,108	336	772
III. Earned surplus reserve	35	20	15
IV. Other surplus	2,972	2,469	503
1. Voluntary reserve	2,000	1,300	700
Contingent reserve	2,000	1,300	700
2. Unappropriated retained earnings	972	1,169	△ 196
V. Difference resulting from evaluation of securities, etc.	△ 6	–	△ 6
Total of Equity	5,291	3,369	1,922
Total of Liabilities, and Equity	9,538	8,417	1,120

Profit and Loss Statement

(Unit: Millions of Yen)

Item	This Fiscal Year (From April 1, 2000 To March 31, 2001)	Percentage	Previous Fiscal Year (From April 1, 1999 To March 31, 2000)	Percentage	Compared with the Previous Fiscal Year
I. Net Sales	25,486	100.0	23,275	100.0	2,211
II. Sales Cost	15,453	60.6	13,380	57.5	2,072
Gross Profit on Sales	11,032	39.4	9,894	42.5	138
III. Selling Expenses and Administrative Expenses	8,872	34.8	8,563	36.8	308
Operation Profit	1,159	4.6	1,330	5.7	△ 170
IV. Non-Operating Income	161	0.6	193	0.8	△ 31
1. Interest and dividend earned	4		26		△ 22
2. Commission Earned	91		80		10
3. Others	65		86		△ 20
V. Non-Operating Expenses	98	0.4	142	0.6	△ 43
1. Interest Payable	30		34		△ 3
2. Others	67		108		△ 40
Recurring Profit	1,222	4.8	1,381	5.9	△ 158
VI. Special Profit	0	0.0	–	–	0
1. Gain on sale of fixed assets	0		–		0
VII. Special Loss	30	0.1	6	0.0	23
1. Loss from sale of fixed assets	0		0		0
2. Loss on retirement of fixed assets	9		6		2
3. Cost for introduction of accounting standard for retirement benefits	20		–		20
Net Earnings before tax, etc.	1,193	4.7	1,374	5.9	△ 180
Corporate tax, Resident tax and Enterprise tax	735	2.9	711	3.1	23
Adjustment for Corporation Tax, etc.	△ 210	△ 0.8	△ 46	△ 0.2	△ 163
Net Earnings	668	2.6	709	3.0	△ 40
Earned surplus carried forward to this Interim Fiscal Year	376		329		47
Amount for adjustment of tax effect of the previous Fiscal Year	–		203		△ 203
Interim Dividends	65		65		0
Earned surplus reserved with regard to Interim Dividends	6		6		0
Unappropriated retained earnings	972		1,169		△ 196

Statement of Appropriation of Profit (Plan)

(Unit: Millions of Yen)

Item	This Fiscal Year [From April 1, 2000 To March 31, 2001]	Previous Fiscal Year [From April 1, 1999 To March 31, 2000]	Compared with the Previous Fiscal Year
I Unappropriated retained earnings of this Fiscal Year	972	1,169	△ 196
II Amount of appropriation of profit			
1 Earned reserve	13	8	4
2 Dividend	113	65	47
	[Ordinary dividends per Share 10 yen Memorial dividends per Share 5 yen]	[Ordinary dividends per Share 10 yen]	
3 Bonus paid to directors	18	18	-
(Bonus paid to auditors)	(0)	(0)	-
4 Contingent reserve	500	700	△ 200
III Earned surplus carried forward to the next Fiscal Year	326	376	△ 49

Independent Auditors' Report

To the Board of Directors and Shareholders of
KEIKA EXPRESS Co., Ltd.:

We have examined the consolidated balance sheets of KEIKA EXPRESS Co., Ltd. and consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of KEIKA EXPRESS Co., Ltd. and consolidated subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 2, effective April 1, 2000, the consolidated financial statements have been prepared in accordance with a new accounting standard for employees' retirement benefits.

Our examinations also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2002